UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                           HUTCHINSON TECHNOLOGY, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   448407106
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                JANUARY 22, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  448407106

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         978,663
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    978,663
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             978,663
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     4.1%
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14. Type of Reporting Person (See Instructions)            IN
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The reporting person hereby amends and restates the following items:


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $2,308,075.11 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person continues to hold the shares for investment purposes.

     While the reporting person continues to believe the shares are materially undervalued, as a result of the significant percent increase in the share price, in order to meet portfolio diversification requirements, the reporting person has reduced his ownership level to 4.1%, from the 5.5% previously reported in Schedule 13D filed on November 13, 2012.

     The reporting person may increase (including going back above 5% ownership) or decrease his ownership position in the shares, going forward, based upon the price level of the shares, in the broader context of his investment, trading, margin, speculation, or other needs and purposes.


ITEM 5.   Interest in Securities of the Issuer

     At the close of business on January 29, 2013, the reporting person has sole voting and dispositive power over 978,663 shares of Hutchinson Technology's common stock. According to the company's most recent Form 10-K, as of December 5, 2012, there were 24,045,618 common shares outstanding. The reporting person is therefore deemed to own 4.1% of the company's common stock. Such ownership level terminates any further reporting obligation under Section 13D of the Act. Transactions effected by the reporting person, in the 60 days prior to the January 22, 2013 "trigger" date, were performed in ordinary brokerage transactions, and are indicated as follows:

11/30/12  bought 5000 shares @ $1.56
12/04/12  bought 10,000 shares @ $1.55
12/10/12  sold 10,200 shares @ $1.724
12/11/12  sold 9800 shares @ $1.761
12/12/12  sold 5000 shares @ $1.96
12/13/12  sold 5000 shares @ $1.901
12/17/12  sold 12,805 shares @ $1.973
12/18/12  sold 3145 shares @ $1.974
12/19/12  sold 3200 shares @ $2.022
12/21/12  sold 10,000 shares @ $1.939
12/26/12  sold 5000 shares @ $1.99
12/31/12  sold 5000 shares @ $1.944
1/03/13  sold 10,460 shares @ $2.152
1/04/13  sold 10,000 shares @ $2.165
1/07/13  sold 5000 shares @ $2.22
1/16/13  sold 35,000 shares @ $2.453
1/17/13  sold 5000 shares @ $2.54
1/18/13  sold 50,608 shares @ $2.61
1/22/13  sold 54,392 shares @ $2.905
1/23/13  sold 5000 shares @ $3.09
1/24/13  sold 6300 shares @ $3.086
1/28/13  sold 60,000 shares @ $2.653
1/29/13  sold 6025 shares @ $2.698


ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  01/30/13
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor